1(650) 320-1804

jeffhartlin@paulhastings.com

March 31, 2016	79891.00003

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance Alla Berenshteyn Amy Reischauer

Re:	Viking Therapeutics, Inc. Registration Statement on Form S-1 – Amendment No. 3 Filed April 1, 2016 File No. 333-208182

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to inform you that the Company filed Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-208182) (the “Registration Statement”) on April 1, 2016. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes: (1) three copies of Amendment No. 3 as filed with the Commission, marked to show the changes from Amendment No. 2 to the Registration Statement as filed with the Commission on March 25, 2016, and (2) one copy of the exhibits filed with Amendment No. 3.

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Please direct your questions or comments regarding Amendment No. 3 to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin

Jeffrey T. Hartlin

of PAUL HASTINGS LLP

cc:	Brian Lian, Ph.D., Viking Therapeutics, Inc.

Paul Hastings LLP | 1117 S. California Avenue | Palo Alto, California 94304 t: +1.650.320.1800 | www.paulhastings.com